

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Manish Jhunjhunwala
Chief Executive Officer
WinVest Acquisition Corp.
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

> **Re: WinVest Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 28, 2022**
> **File No. 001-40796**

Dear Manish Jhunjhunwala:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew L. Fry, Esq.